EXHIBIT 99.2




                         RADA ELECTRONIC INDUSTRIES LTD.
                             7 GIBOREI ISRAEL STREET
                              NETANYA 42504, ISRAEL


           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoint(s) Herzle Bodinger and Sarit Molcho, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.015 per share, of RADA Electronic Industries Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Thursday, October 29, 2009 at 10:00 a.m. (Israel time) at the principal offices of the Company, 7 Giborei Israel Street, Netanya 42504, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR THE NOMINEES FOR CLASS A DIRECTOR AND OUTSIDE DIRECTOR AND PROPOSAL 3 SET FORTH ON THE REVERSE.



                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                         RADA ELECTRONIC INDUSTRIES LTD.
                                October 29, 2009

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
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         THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE NOMINEES FOR
             CLASS A DIRECTOR AND OUTSIDE DIRECTOR AND PROPOSAL 3.
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
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     1.   To reelect two Class A directors  for terms  expiring at the Company's
          2012 Annual General Meeting of Shareholders.


NOMINEES:
                           FOR      AGAINST     ABSTAIN

Roy Kui Chuen Chan         [ ]       [ ]          [ ]


Ben Zion Gruber            [ ]       [ ]          [ ]


     2A. To reelect Eli Akavia as an outside director for a second three-year term.

                           [ ] FOR   [ ] AGAINST  [ ] ABSTAIN


     2B. To reelect Nurit Mor as an outside director for a second three-year term.

                           [ ] FOR   [ ] AGAINST  [ ] ABSTAIN


      3. To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company's independent registered public accountants for the year ending December 31, 2009 and to authorize the Company's Board of Directors to determine their remuneration, pursuant to the recommendation of the Company's Audit Committee, in accordance with the volume and nature of their services.


                           [ ] FOR   [ ] AGAINST  [ ] ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder _______ Date _____
Signature of Shareholder _______ Date _____


Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.